Mail Stop 3561

September 18, 2007

Via Fax & U.S. Mail

Mr. Bradley D. Tilden
  Chief Financial Officer
ALASKA AIR GROUP, INC.
19300 International Boulevard
Seattle, Washington 98188

>   **Re: Alaska Air Group, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 23, 2007**
>   **File No. 1-08957**
>
>   **and**
>
>   **Alaska Airlines, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed March 5, 2007**
>   **File No. 0-19978**

Dear Mr. Tilden:

        We have reviewed your filings and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

ALASKA AIR GROUP, INC.

Form 10-K (Fiscal Year Ended December 31, 2006)

Selected Consolidated Financial and Operating Data, page 27

1.   Refer to your non-GAAP disclosures shown in Note A beginning on page 30. As discussed below under our comments for MD&A, these non-GAAP disclosures do not appear to comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K and the Question and Answer No. 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003. Please revise your presentation to exclude providing totals that adjust the GAAP statements of operations amounts. For example, we note you provide "Operating expenses per ASM," then further adjust this item to exclude "aircraft fuel, fleet transition costs, restructuring charges and adjustments, and navigation fuel refund" to arrive at "Operating expenses per ASM excluding..." these related expenses, which is a non-GAAP measure. Instead, you should continue presenting "GAAP operating expenses per ASM" as well as solely the separate impact of the "excluded items (i.e. aircraft fuel, fleet transition costs, restructuring charges and adjustments and navigation fuel refund, etc.) per ASM" with disclosure on why presenting this information is meaningful and relevant, as these expenses and costs may be considered unusual, non-recurring or beyond the company's control. Similar reconciliations have been provided for "income (loss) before taxes and accounting change," and "aircraft fuel." Beginning with your September 30, 2007 Quarterly Report on Form 10-Q, please delete these non-GAAP measures as an investor is able to individually calculate such measures with the suggested disclosures as cited above.

Management's Discussion and Analysis

Year In Review, page 33

2.   Reference is made to your various disclosures regarding "excluding fuel, transition costs, restructuring charges and the navigation fee refund," in discussion of the changes in operating results. These disclosures represent non-GAAP measures and do not comply with the guidance in Item 10(e)(1)(ii) of Regulation S-K. We suggest you revise your narrative to discuss the significant impact (i.e., amount or percentage) of each of these excluded items to the related statement of operations line item, rather than providing the nonconforming non-GAAP measure. You may choose to provide a tabular presentation that includes each of the significant individual items, by fiscal year, to enhance the narrative discussion, without providing a sub-total that equates to a non-GAAP financial measure. In this regard, all references to, for example, "excluding fuel, the fleet transition costs, the restructuring charges…" would be deleted and replaced with a discussion as to the impact of that item to your results of operations. We refer you to Question No. 8 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003.

Results of Operations – 2006 Compared With 2005, page 37

3.   Further, your discussion under this section should be similarly revised to delete these non-GAAP measures and instead to discuss the impact the item had on the particular statement of operation line item. For example, on page 38 we also note you provide a non-GAAP measure of consolidated net income excluding certain items. Please revise.

4.   Expand the discussion of "Aircraft Fuel" for both "Alaska Airlines Expenses" and "Horizon Air Expenses" to discuss the amount of GAAP fuel expense as reflected in your statements of operations.

5.   Please expand your Results of Operations for each of Alaska and Horizon to discuss the primary profitability measure used by your chief operating decision maker. To the extent this measure is "income (loss) before income tax and accounting change" as shown in Note 14 to your audited financial statements, please disclose. Also, provide a discussion of your "consolidated net (loss)/income."

Financial Statements

Note 1 – Leased Aircraft Return Costs, page 66

6.   We note that you accrue cash payments associated with returning leased aircraft prior to the scheduled aircraft return date and these return costs include a number of factors where the actual amount is not known with certainty until lease termination. If the financial statement periods include any favorable or unfavorable material changes to the original estimates of the accruals in any subsequent accounting period upon lease termination that significantly impacted operating results, please expand the note to provide the disclosure, including the effect of the change, as prescribed by paragraph 22 of SFAS 154. Please advise and revise accordingly.

Note 2. Fleet Transition and Impairment, page 70

7.   If you elect to make reference to an "independent or third-party" appraisal or valuation, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit. Please revise or advise, as appropriate.

Note 6 – Other Accrued Liabilities (current), page 76

8.   We note in the last two fiscal years that $246 million and $217 million of the other accrued liability balance are aggregated into an "other" category. As the "other" category represents a substantive amount of this balance sheet caption, it is unclear whether any separate item represents in excess of 5 percent of total current liabilities in

any of the periods.   If so, please expand the table to separately disclose each item that exceeds this quantifiable threshold in accordance with the guidance in Rule 5-02(20) of Regulation   S-X.

Form 10-Q (Quarter Ended March 31, 2007)
and
Form 10-Q (Quarter Ended June 30, 2007)

9.   Please reflect the above comments, as applicable, in future filings on Form 10-Q. In particular, please delete the various non-GAAP financial measures and revise your MD&A disclosures accordingly.

ALASKA AIRLINES, INC.

Form 10-K (Fiscal Year Ended December 31, 2006)

General

10.   In addition to the following, please reflect comments issued above on Alaska Air Group, Inc.'s Annual Report on Form 10-K in future filings with us, as appropriate.

Cover Page

11.   Reference is made to the section of "Securities registered pursuant to Section 12(b) of the Act." It appears you inadvertently list the common shares of your parent company, Alaska Air Group, Inc. Please revise as appropriate. In addition, revise the cover page to state that you meet the conditions set forth in General Instructions I(1)(a) and (b) of Form 10-K and therefore is filing this Form 10-K with the reduced disclosure format. Reference is made to General Instructions I(1) and (2) of the Form 10-K. Please revise in future filings or advise.

Form 10-Q (Quarter Ended March 31, 2007)
and
Form 10-Q (Quarter Ended June 30, 2007)

Cover Page

12.   To the extent you meet the requirements of General Instructions H(1) of the Form 10-Q and you choose to omit the information called for by General Instructions H(2) of the Form 10-Q, please provide a similar statement as that provided for the Form 10-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant